EXHIBIT 3.1

MARTEK BIOSCIENCES CORPORATION

Amendment to Bylaws
Effective March 17, 2005

Article II, Section 1 of the Corporation’s Bylaws is amended to read in its entirety as follows:

SECTION 1. Number and Term of Office.

The number of directors that shall constitute the whole board shall be no fewer than three members and no greater than eleven members and shall be that number of members that the Board of Directors determines shall be serving on the Board of Directors from time-to-time. The members shall be divided by the Board of Directors into three classes as specified or determined pursuant to the Certificate of Incorporation of the Corporation as in effect from time-to-time. Directors need not be stockholders. Each director shall hold office until his or her successor is elected and qualified, or until their earlier death or resignation or removal in the manner hereinafter provided.

Whenever the authorized number of directors is increased, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board that are being eliminated by the decrease.